

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Paul Ogorek
Chief Executive Officer
PGD Eco Solutions, Inc.
7306 Skyview Ave.
New Port Richey, Florida 34653

> **Re: PGD Eco Solutions, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 5**
> **Filed August 23, 2023**
> **File No. 024-11852**

Dear Paul Ogorek:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 5 to Form 1-A

Relationships and Related Party Transactions, page 17

1. We note your response to prior comment 3 and reissue it. Please revise this section to provide the information required by Item 13 of Part II of Form 1-A for the periods indicated therein, rather than as of December 31, 2021, as the section currently provides. If you wish to incorporate by reference information contained in your interim financial statements filed on Form 1-SA, please refer to guidance in General Instruction III of Form 1-A.

Exhibits

2. Please file an updated auditors' consent with your next amendment, dated within 30 days of your filing.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     John J. Brannelly